SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of January 3, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major interest:
Schroder Investment Management Limited
3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Same as above
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
3,848,581 Schroder Nominees Limited
6,939,668 Chase Nominees Ltd for Schroder Unit Trusts Ltd
175,900 Schroder Executor and Trustee Company Limited
53,000 RBSTB Nominees Limited A/C AAUKPS
541,650 Mineworkers Pension Scheme (client)Nominees Limited A/C R 1,259,187 British Coal Superannuation Scheme (client) Nominees Limited A/C P
152,000 MSS Nominees Limited A/C 756593
310,000 MSS Nominees Limited A/C 809955
496,607 MSS Nominees Limited A/C 831286
202,000 RBSTB Nominees Limited A/C ECC
53,300 RBSTB Nominees Limited
75,000 Nutraco Nominees Limited A/C GWPPMPS
400,000 Nutraco Nominees Limited A/C GWPPCIF
707,000 Nortrust Nominees Limited
50,000 HSBC Bank International Limited A/C 10096301
394,000 Morgan Nominees Limited A/C B
13,200 Morgan Nominees Limited A/C A
450,000 Imperial Pensions Nominees Limited
212,000 Chase Manhattan Bank
55,000 Vidacos Nominees Limited
37,500 MSS Nominees Limited A/C 759371
156,000 MSS Nominees Limited A/C 767412
1,000,000 Chase Nominees for Schroder Investment Management North
America Inc.
195,332 Chase Nominees for Schroder Hermes
5 Number of shares/amount of stock acquired:

6 Percentage of issued class:

7 Number of shares/amount of stock disposed:

8 Percentage of issued class:

9 Class of security:
2p Ordinary
10 Date of transaction:

11 Date company informed:
2 Jan 2001
12 Total holding following this notification:
17,776,925
13 Total percentage holding of issued class following this
notification:
13.17
14 Contact name for queries:
Philip Rosier
15 Contact telephone number:
01635-565583
16 Name of company official responsible for making notification:
Philip Rosier
17 Date of notification:
3 Jan 2001

Additional Information:

NNNN



SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  January 3, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel